FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.   Name and Address of Company

FIRST POINT MINERALS CORP.
906, 1112 West Pender Street
Vancouver, BC V6E 2S1

Item 2.    Date of Material Change

January 23, 2006

Item 3.     News Release

A news release announcing the change referred to in this report was issued on January 23, 2006.

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX Venture Exchange and via e-mail to Vancouver Stockwatch and Market News.

Item 4.     Summary of Material Change

First Point Minerals Corp. (the “Company”) has announced, subject to regulatory approval, a non-brokered private offering (“Offering”) of up to 11,619,288 Units, each Unit consisting of one common share and one common share purchase warrant (“Warrant”). The subscription price is $0.14 per Unit. Each Warrant will entitle the holder upon payment of the sum of $0.20 at any time up to 12 months from the date the Offering closes to acquire one additional common share. If all Units are subscribed for, the gross proceeds from the Offering will be $1,626,700.

Item 5.     Full Description of Material Change

The purpose and business reasons for the transaction are to fund an exploration drilling program estimated to cost US $1,000,000 at the Company’s wholly owned Rio Luna gold property in Nicaragua, and to provide working capital to fund the Company’s anticipated general and administrative expenses for the next 18 months. In the absence of this Offering, the only way for the Company to advance the project would be either to joint venture (or sell) the property to another exploration company. In either event, much of the potential reward for exploration success would be captured, not by the Company’s shareholders, but by the joint venture partner (or buyer) of the property.

Prior exploration carried out by the Company on the Rio Luna gold property has consisted of geologic mapping, prospecting, augering, trenching, sampling and a limited amount of diamond drilling. The vein system is poorly exposed. A considerable amount of drilling is needed before a reliable economic evaluation of the property can be performed. To date, 32 diamond drill core holes have been completed on the property, totalling more than 3,400 metres of drilling. The funds to be raised in the current Offering will enable the Company to mount a second drilling campaign, with a budget of US $1,000,000 to complete on the order of 60 holes totalling a further 7,000 metres of drilling. Depending on the results from this program, the Company will either seek to (a) raise further funds through a subsequent financing to pay for further exploration for the Company’s account, or (b) farm the property out to another company for further exploration.

The following investors who are interested parties will be subscribing to the financing. As shown in the table, there would be no material change in the percentage ownership of any of the interested parties as a consequence of the closing of the Offering.

		Share ownership		Percentage beneficial ownership
Interested party	Relationship to Company	Prior to closing	Post closing	Prior to closing	Post closing
RAB Special Situations	> 10% owner	5,000,000	6,000,000	13.4	12.3
Peter M.D. Bradshaw	Officer and Director	1,061,077	1,168,220	2.8	2.4
Ronald Britton	Officer	346,226	453,369	0.9	0.9
Rod Kirkham	Director	411,000	528,857	1.1	1.1
Patrick J. Mars	Director	40,000	220,000	0.1	0.4
J. Christopher Mitchell	Officer and Director	216,667	323,810	0.6	0.7
Robert A. Watts	Director	373,900	481,043	1.0	1.0

The Company’s financial condition has been a topic for consideration and discussion at each of the Company’s Board meetings held in 2005, and in particular, the Board meetings held in August, September, October and November. Measures implemented to address the Company’s deteriorating working capital position included reductions in staffing levels and salaries, and curtailment of exploration efforts. Concurrently, management spent considerable time investigating joint venture and merger opportunities, as well as discussions with potential investors in respect of one or more private placements. Since the Company’s exploration activities occur outside Canada, flow-through financing was not an option. It was recognized that any private placement would have to be done at a slight discount to market, and would likely involve the sale of units consisting of common shares and warrants.

A small private placement to five investors for gross proceeds of $150,000 was completed in December 2005. The offering consisted of units priced at $0.12 per unit, with each unit made up of a common share and one half of one common share purchase warrant. Each whole warrant is exercisable at $0.20 into one additional common share for a period of 24 months from the closing of the transaction.

As the amount raised in the December financing was insufficient to proceed with a meaningful drilling program at Rio Luna, the Board and management continued to hold discussions with interested third parties about a larger financing. In mid-January, an expression of interest was received from an unrelated investor. Terms were agreed following several telephone conferences between members of the Board of Directors. With the lead order in hand, several other potential subscribers were invited to participate and a formal meeting of the Board was called for January 20, 2006 to approve the terms of the private placement.

No special committee of the Board was formed to consider this proposal. Five of the six member of the Board participated in the January 20th Board meeting and the proposal was adopted unanimously. The sixth member of the Board was traveling abroad, and unable to participate in the meeting, but had advised the Board by email in advance of the meeting that had he been able to participate in the meeting, he would have voted in favour of the proposal.

No agreement(s) were entered into by the Company, or a related party of the Company, with an interested party or a joint actor with an interested party, in connection with this transaction.

The Company is relying on the financial hardship exemption in Appendix 5B to TSX Venture Policy 5.9 (i.e. OSC Rule 61-501) in relation to the formal valuation and minority approval requirements.

Item 6.    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.     Omitted Information

Not applicable

Item 8.     Executive Officer

For further information, please contact Peter M.D. Bradshaw, President and CEO at (604) 681-8600.

Item 9.     Date of Report

Dated this 31st day of January, 2006.